As filed with the U.S. Securities and Exchange Commission on June 8, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

HONDA MOTOR CO., LTD.
(Honda Giken Kogyo Kabushiki Kaisha)

(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
Japan
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Tetsuo Oshima
Honda North America, Inc.
540 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 355-9191
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of Common Stock of Honda Motor Co. Ltd.	150,000,000 American Depositary Shares	$0.05	$7,500,000	$230.25
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (14) and (15)
	(iii)	Collection and distribution of dividends	Paragraphs (7) and (12)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (15) and (17)
	(v)	Sale or exercise of rights	Paragraphs (7) and (13)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (7), (12), (13) and (16)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (9) and (21)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (17)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (3), (4), (5), (6) and (7)
	(x)	Limitation upon the liability of the Depositary	Paragraphs (18) and (19)
(3)	Fees and Charges		Paragraph (10)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Honda Motor Co. Ltd. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (24)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement is filed herewith as Exhibit (a)(1).

(a)(2)	Form of American Depositary Receipt. The form of American Depositary Receipt is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 8, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name: Melinda L. VanLuit
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Honda Motor Co., Ltd. (Honda Giken Kogyo Kabushiki Kaisha) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on June 6, 2007.

HONDA MOTOR CO., LTD.
(Honda Giken Kogyo Kabushiki Kaisha)

By:	/s/Kohei Takeuchi
Name: Kohei Takeuchi
Title: General Manager of Finance Division

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Takeo Fukui, Satoshi Aoki and Fumihiko Ike, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of June 6, 2007.

Name	Title

/s/Takeo Fukui	President and Representative Director
Takeo Fukui	(Chief Executive Officer)

/s/Satoshi Aoki	Executive Vice President and Representative
Satoshi Aoki	Director

/s/Minoru Harada	Senior Managing and Representative Director
Minoru Harada

/s/Motoatsu Shiraishi	Senior Managing and Representative Director
Motoatsu Shiraishi

/s/Satoshi Dobashi	Senior Managing and Representative Director
Satoshi Dobashi

Senior Managing and Representative Director
Atsuyoshi Hyogo

/s/Satoshi Toshida	Senior Managing and Representative Director
Satoshi Toshida

/s/Koki Hirashima	Senior Managing and Representative Director
Koki Hirashima

/s/Koichi Kondo	Senior Managing and Representative Director
Koichi Kondo

/s/Mikio Yoshimi	Senior Managing and Representative Director
Mikio Yoshimi

Managing Director
Toru Onda

/s/Akira Takano	Managing Director
Akira Takano

Managing Director
Shigeru Takagi

Managing Director
Hiroshi Kuroda

Managing Director
Tetsuo Iwamura

Managing Director
Tatsuhiro Oyama

Director
Satoru Kishi

/s/Kensaku Hogen	Director
Kensaku Hogen

Director and Advisor
Hiroyuki Yoshino

/s/Fumihiko Ike	Director
Fumihiko Ike	(Chief Financial Officer)

/s/Tetsuo Oshima	Authorized Representative in the United States
Tetsuo Oshima

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a)(1)	Form of Amendment to Deposit Agreement

(a)(2)	Form of American Depositary Receipt

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification